November 14, 2024

Nicole S. Stokes
Corporate EVP and Chief Financial Officer
Ameris Bancorp
3490 Piedmont Road N.E., Suite 1550
Atlanta, Georgia 30305

       Re: Ameris Bancorp
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-13901
Dear Nicole S. Stokes:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance